EXHIBIT 12.1

ANWORTH MORTGAGE ASSET CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

(unaudited)

Computation of ratio of earnings to combined fixed charges and preferred stock dividends:

	Year Ended December 31,
	2007	2006	2005	2004	2003
Fixed charges(1)	$224,884	$202,037	$131,099	$70,184	$45,661
Preferred stock dividends	4,749	4,044	3,901	369	—

Combined fixed charges and preferred stock dividends	$229,633	$206,081	$135,000	$70,553	$45,661

Fixed charges	$229,633	$206,081	$135,000	$70,553	$45,661
Income (loss) from continuing operations	(5,178)	(11,441)	22,275	49,980	50,195

	$224,455	$194,640	$157,275	$120,533	$95,856

Ratio of earnings to combined fixed charges and preferred stock dividends	0.98	0.94	1.17	1.71	2.10

(1)	Fixed charges consist of interest expense on all indebtedness.